SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BigBand Networks, Inc.

(Name of Subject Company (Issuer))

Amsterdam Acquisition Sub, Inc.

ARRIS Group, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	089750509
(Title of class of securities)	(CUSIP number of class of securities)

Lawrence A. Margolis

ARRIS Group, Inc.

3871 Lakefield Drive

Suwanee, Georgia 30024

(678) 473-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

W. Brinkley Dickerson, Jr.

Patrick W. Macken

Troutman Sanders LLP

600 Peachtree St., NE, Suite 5200

Atlanta, Georgia 30308

Tel: (404) 885-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$164,998,577	$18,909

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $2.24 net per share in cash and (y) the sum of (A) 72,190,079 shares of common stock, par value $.001 per share, of BigBand Networks, Inc. outstanding as of October 14, 2011 and (B) approximately 300,000 shares of BigBand common stock issuable upon settlement of outstanding restricted stock units that are expected to vest prior to the expiration of the Offer; and (ii) $2,620,800, which is the estimate of the intrinsic value of the outstanding options that were vested as of October 14, 2011 or that are expected to vest prior to the expiration of the Offer (i.e. the excess of $2.24 over the per share exercise price).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Amsterdam Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of ARRIS Group, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BigBand Networks, Inc., a Delaware corporation (“BigBand”), at a purchase price of $2.24 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 21, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. This Schedule TO is being filed on behalf of Parent and the Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answers to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is BigBand Networks, Inc. BigBand’s principal executive offices are located at 475 Broadway Street, Redwood City, California 94063. The telephone number of BigBand at such office is (650) 995-5000.

(b) This Tender Offer Statement on Schedule TO relates to Purchaser’s offer to purchase all of the issued and outstanding Shares. Based upon information provided by BigBand, as of the close of business on October 14, 2011 there were (i) 72,190,079 Shares issued and outstanding, (ii) 6,272,382 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding stock options and (iii) 3,247,670 BigBand RSUs (as defined below).

(c) The information set forth in Section 6 of the Offer to Purchase, entitled “Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

This Schedule TO is filed by Parent and the Purchaser. The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning Parent and the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The information set forth in the “Summary Term Sheet,” “Introduction,” Section 9, entitled “Certain Information Concerning Parent and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for BigBand; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

The information set forth in the “Summary Term Sheet,” “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; Nasdaq Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations,” and Section 12, entitled “Purpose of the Offer; Plans for BigBand; Other Matters” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

The information set forth in the “Summary Term Sheet” and Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Parent and the Purchaser” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

The information set forth in Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in Section 9, entitled “Certain Information Concerning Parent and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2) and (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; Nasdaq Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated as of October 21, 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Joint Press Release issued by Parent and BigBand on October 11, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on October 11, 2011).

(a)(1)(G)	Investor Presentation dated October 11, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on October 11, 2011).

(a)(1)(H)	Letter via Electronic Mail from Parent to Employees dated October 11, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on October 11, 2011).

(a)(1)(I)	Summary Advertisement published on October 21, 2011.

(d)(1)	Agreement and Plan of Merger, dated as of October 10, 2011, among Parent, the Purchaser and BigBand (incorporated by reference to the Current Report on Form 8-K filed by Parent with the SEC on October 11, 2011).

(d)(2)	Tender and Voting Agreement, dated as of October 10, 2011, among Parent, the Purchaser and certain stockholders of BigBand (incorporated by reference to the Current Report on Form 8-K filed by Parent with the SEC on October 11, 2011).

(d)(3)	Confidentiality Agreement, dated as of November 19, 2010, by and between BigBand and Parent.

Item 13.	Information Required By Schedule 13e-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Amsterdam Acquisition Sub, Inc.

By:	/s/ Lawrence A. Margolis
Name: Lawrence A. Margolis Title: President

ARRIS Group, Inc.

By:	/s/ Robert J. Stanzione
	Name:	Robert J. Stanzione
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: October 21, 2011

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of October 21, 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Joint Press Release issued by Parent and BigBand on October 11, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on October 11, 2011).

(a)(1)(G)	Investor Presentation dated October 11, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on October 11, 2011).

(a)(1)(H)	Letter via Electronic Mail from Parent to Employees dated October 11, 2011 (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on October 11, 2011).

(a)(1)(I)	Summary Advertisement published on October 21, 2011.

(d)(1)	Agreement and Plan of Merger, dated as of October 10, 2011, among Parent, the Purchaser and BigBand (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the SEC on October 11, 2011).

(d)(2)	Tender and Voting Agreement, dated as of October 10, 2011, among Parent, the Purchaser and certain stockholders of BigBand (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Parent with the SEC on October 11, 2011).

(d)(3)	Confidentiality Agreement, dated as of November 19, 2010, by and between BigBand and Parent.